UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04006929

January 25, 2004

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary
Wendy's International, Inc.
P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, OH 43017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-25-2004

Re: Wendy's International, Inc.
Incoming letter dated December 18, 2003

Dear Mr. McCorkle:

This is in response to your letter dated December 18, 2003 concerning the shareholder proposal submitted to Wendy's by the Central Laborers' Pension, Welfare & Annuity Funds. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Barry McAnarney
Executive Director
Central Laborers' Pension, Welfare and Annuity Funds
P.O. Box 1267
Jacksonville, IL 62651

105668

Wendy's International, Inc.

Tim Hortons WENDY'S. BAJA FRESH MEXICAN GRILL

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
4288 West Dublin Granville Rd.
Dublin, Ohio 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

December 18, 2003

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth St., N.W.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2004 Annual Meeting of Shareholders (the "Proxy Materials"), for the reasons outlined below, a shareholder proposal (the "Proposal") received from Central Laborers' Pension, Welfare & Annuity Funds (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are six (6) paper copies of this letter and the Proposal. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent by overnight delivery.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 8, 2003.

Summary of the Company's Position

In summary, the Company believes that it may exclude the Proposal from its Proxy materials under:

- Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations; and

- Rule 14a-8(i)(10), because the Proponent's stated purpose for the Proposal will be substantially implemented by the Company at the time of the Company's 2004 Annual Meeting of Shareholders.

The Proposal

The Company received the Proposal via facsimile from the Proponent on November 6, 2003. The Proposal asks that the Company include a resolution in the Proxy Materials requesting that the Board of Directors and its Audit Committee adopt a policy that selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting. In the supporting statement to the Proposal, the Proponent states that the purpose of the Proposal "is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties."

Grounds for Exclusion of the Proposal

The Company believes that the Proposal may be omitted pursuant to Rules 14a-8(i)(7) and (10).

I. The Proposal relates to the Company's ordinary business operations under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7) (Question 9), a company may exclude a shareholder proposal if the proposal deals with a matter relating to the company's ordinary business operations. In recent no-action letters, the Staff has ruled that proposals calling for shareholder selection or approval of a company's outside auditor may be excluded under the ordinary business operations provision of Rule 14a-8(i)(7). *See, e.g.,* Fleetwood Enterprises, Inc. (avail. April 24, 2002) (proposal requesting that the company select its independent auditor annually by shareholder vote); SONICblue Inc. (avail. March 23, 2001) (proposal requesting that the company select its independent auditor annually by shareholder vote); and Excalibur Technologies Corporation (avail. May 4, 1998) (proposal requesting that the appointment of independent auditors be subject to stockholder approval).

In addition, the Staff has repeatedly affirmed in numerous no-action letters that the method of selecting independent auditors is a matter relating to a company's ordinary business operations and proposals dealing with such matters may be excluded under Rule 14a-8(i)(7). *See, e.g.*, Allstate Corporation (avail. February 5, 2003) (proposal related to the company hiring of a new auditing firm every four years); WGL Holdings, Inc. (avail. December 6, 2002) (proposal related to company changing its auditors at least every five years); ConAgra Foods, Inc. (avail. May 8, 2002) (proposal calling for the hiring of a new auditing firm every four years); Community Bancshares, Inc. (avail. March 15, 1999) (proposal requesting that the company's bylaws be amended to require its independent auditors be a regional or national certified accounting firm and be selected by an independent audit committee); LTV Corp. (avail. December 22, 1997) (proposal requesting that the board disclose certain financial information regarding the company's auditors in the proxy statement); Occidental Petroleum Corporation (avail. December 11, 1997) (proposal requesting that the board provide information regarding the financial capacity of the company's independent auditors to pay claims for malpractice, negligence and fraud); and Transamerica Corporation (avail. March 8, 1996) (proposal requiring rotation of auditors every four years).

We note that the Staff's long-standing approach to auditor selection contrasts with its treatment of the distinct issue raised by proposals during the 2002 proxy season dealing with prohibiting an auditor from providing audit and non-audit services to the same client. *See, e.g.,* Johnson & Johnson (avail. February 13, 2002); Motorola Inc. (avail. January 16, 2002); and The Walt Disney Company (avail. December 18, 2001). In that series of no-action letters, the Staff noted that such proposals could not be excluded due to "the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues." Notably, those no-action letters were issued prior to the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the SEC rules promulgated thereunder, which now prohibit an independent auditor from performing certain non-audit services for an audit client. SEC Release No. 33-8183 (January 28, 2003).

Moreover, we believe Sarbanes-Oxley, the SEC rules promulgated thereunder and the recently approved New York Stock Exchange ("NYSE") listing standards have effectively addressed the subject matter of the Proposal by requiring an issuer's audit committee to have responsibility for the appointment, compensation, retention and oversight of an issuer's independent auditor. *See* Section 301 of Sarbanes-Oxley, SEC Release No. 33-8220 (implementing Section 301 of Sarbanes-Oxley by adopting Exchange Act Rule 10A-3) and NYSE Rules 303A.06 and .07 (applying Rule 10A-3 to NYSE-listed companies). While we acknowledge the instructions to Exchange Act Rule 10A-3 state that the provisions of Rule 10A-3 are not intended to conflict with or affect "any requirement or ability under a listed issuer's governing law or documents or other home country legal or listing provisions that requires or permits shareholders to ultimately vote on, approve or ratify" the independent auditor, we note that the Company is not mandated by law or contract to allow for shareholder ratification of its independent auditors. Therefore, the rule permits, but does not require, companies to adopt policies providing for auditor ratification by their shareholders. It seems likely that had Congress, the SEC or the NYSE felt that the matter of shareholder ratification was needed in "protecting auditor independence" as the Proponent indicates, they would have included such requirement in Sarbanes-Oxley or the implementing rules thereunder. Congress, the SEC and the NYSE appear to have concluded that audit committees, and not shareholders, are best equipped to select the auditors and monitor their independence.

We believe that, consistent with the Staff's positions in the letters cited above and the promulgation of Sarbanes-Oxley and the implementing rules thereunder, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(7) because the subject of the Proposal relates to the Company's ordinary business operations in selecting the Company's independent auditor.

II. <u>The stated purpose of the Proposal will be substantially implemented by the Company by the annual meeting</u>

The Company also believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(10). Under Rule 14a-8(i)(10), a shareholder proposal may be excluded if the company has substantially implemented the proposal. In the 1998 adopting release, the SEC noted that Rule 14a-8(i)(10) was revised to reflect an interpretation adopted in 1983 that the proposal could be excluded if it has been substantially implemented. *See* SEC Release No. 34-40018 (May 21, 1998) (citing SEC Release No. 20091 (August 16, 1983)). The Staff has previously stated that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. March 28, 1991).

In the fourth paragraph of the supporting statement to the Proposal, the Proponent states that the ratification of the independent auditor "is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent . . . ." The recently approved NYSE listing standards require the Company to establish (by its annual meeting in 2004) a means whereby interested parties, including shareholders, can communicate with the non-management directors of the Board. Commentary to NYSE Rule 303A.03. This provision has been included in the proposed NYSE listing standards since August 2002, and our Board has considered this issue, along with other corporate governance issues, at length during intervening Board meetings since the listing standards were first proposed. Our Board has been prepared to approve means whereby our shareholders can communicate with the non-management directors, but has withheld acting on such matter pending final approval of the listing standards by the SEC. The SEC approved the NYSE listing standards on November 4, 2003. Our Board of Directors has not met since November 4, 2003 and is next scheduled to meet in late January, 2004. The agenda for the Board meetings includes actions approving policies and programs designed to comply with the NYSE listing standards. Therefore, the Proponent's stated purpose of the Proposal will be substantially implemented prior to the 2004 shareholders' meeting.

We note that the Staff has previously granted relief under Rule 14a-8(i)(10) based on actions that were to occur after the relevant deadline for filing the no-action request letter and the date of the annual shareholders' meeting. *See* Intel Corporation (avail. March 11, 2003) and Masco Corporation (avail. March 29, 1999). In the situation at-hand, our Board of Directors intends to establish the means whereby interested parties may be able to make their concerns known to the non-management directors as required by the NYSE listing standards. After the Board meetings in January 2004, we intend to supplement this letter with a letter confirming that our Board has approved a means whereby interested parties can communicate with our non-management directors. Once this channel of communication is established, our shareholders will have available to them "a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties." Supporting Statement to the Proposal. We believe this new means of communication with the non-management directors will be an even more effective method for shareholders to express their concerns regarding auditor independence than including the item of auditor ratification in the Company's Proxy Materials.

The Company believes that, consistent with the Staff's positions in the letters cited above, the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(10) because the particular policies, practices and procedures underlying the Proponent's stated purpose of the Proposal will be substantially implemented by the Company prior to the annual meeting to be held in 2004.

Conclusion

We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Proposal is excluded from the Proxy Materials for the reasons set forth above. To the extent that the foregoing reasons for omitting the Proposal are based on matters of state law, this letter shall constitute the opinion of counsel required by Rule 14a-8(j)(2)(iii).

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please contact the undersigned at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosure

cc: Central Laborers' Pension, Welfare & Annuity Funds

Auditor Ratification Proposal

Resolved: That the shareholders of Wendy's International, Inc., (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Supporting Statement: A Company's independent auditor has an important duty to the investing public. The American Institute of Certified Public Accountants' ("AICPA") Code of Professional Conduct provides in Section 53 - Article II: The Public Interest:

> A distinguishing mark of a profession is acceptance of its responsibility to the public. The accounting profession's public consists of clients, credit grantors, governments, employers, investors, the business and financial community, and others . . . .
>
> In discharging their professional responsibilities, members may encounter conflicting pressures from among each of those groups. In resolving those conflicts, members should act with integrity, guided by the precept that when members fulfill their responsibility to the public, clients' and employers' interests are best served.

The U.S. Securities and Exchange Commission recently adopted the Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence, Release No. 33-8183, May 6, 2003. As the Commission stated:

> The final rules advance our important policy goal of protecting the millions of people who invest in our securities markets in reliance on financial statements that are prepared by public companies and other issuers and that, as required by Congress, are audited by independent auditors . . . .
>
> As directed by the Sarbanes-Oxley Act, the rules focus on key aspects of auditor independence: [including] the unique ability and responsibility of the audit committee to insulate the auditor from pressures that may be exerted by management . . . .

We acknowledge the positive contributions of the Sarbanes-Oxley Act to protecting auditor independence through the expanded role of the audit committee. However, we believe that shareholders also have a critically important role to play in protecting auditor independence. While many companies present a management-sponsored proposal seeking shareholder ratification of the auditors, our Company does not.

Sarbanes-Oxley provides for detailed disclosure of the audit and non-audit fees paid to auditors. By requesting that shareholders vote to ratify our Company's independent auditor this proposal is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The proposal does not infringe on the Audit Committee's ability to select our Company's auditor. Rather, it seeks for shareholders the right to ratify or not ratify that choice. The proposal requests that the Board and its Audit Committee adopt a policy concerning auditor ratification. If a majority of shareholders do not ratify the Audit Committee's selection, we would hope -- but the proposal does not mandate -- that the policy would provide for the Audit Committee to take the shareholders' views into consideration and reconsider its choice of auditors. We urge your support for restoring this important right.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 25, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Wendy's International, Inc.
Incoming letter dated December 18, 2003

The proposal requests that the board of directors adopt a policy that the company's independent auditor be submitted to shareholder ratification.

There appears to be some basis for your view that Wendy's may exclude the proposal under rule 14a-8(i)(7), as relating Wendy's ordinary business operations (i.e., method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Wendy's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Wendy's relies.

Sincerely,

Michael R. McCoy
Attorney-Advisor